EXHIBIT 99.1

Press release, dated April 30, 2004, of ONO Finance announcing extension of Early Tender Date for USD 2011 Notes.

Exhibit 99.1

ONO Finance plc Announces Extension of the

Early Tender Date for the USD 2011 Notes

London – April 30, 2004

In connection with its previously announced offers to purchase for cash (the “Offers”) up to approximately €300 million (or its equivalent) aggregate principal amount of specified series of its outstanding debt securities (the “Notes”) and related consent solicitations, ONO Finance plc today announced that as of 4:00p.m., London time, on Thursday, April 29, 2004, the Depositary had received $75,095,000 of the USD 2009 Notes (representing 81.5% of the outstanding USD 2009 Notes), €43,983,000 of the EUR 2009 Notes (representing 96.4% of the outstanding EUR 2009 Notes), $24,344,000 of the USD 2011 Notes (representing 29.1% of the outstanding USD 2011 Notes), €95,912,000 of the EUR 2011 Notes (representing 85.6% of the outstanding EUR 2011 Notes) and €57,710,000 of the 2010 Notes (representing 50.8% of the 2010 Notes).

ONO Finance will continue to accept any and all tenders of the USD 2009 Notes and the EUR 2009 Notes (the “2009 Notes”).  The Early Tender Date and withdrawal rights for the 2009 Notes expired at 4:00p.m., London time, on Thursday, April 29.  The expiration date for the 2009 Notes continues to be 8:00a.m., London time, on Friday, May 14, unless further extended.

ONO Finance will continue to accept any and all tenders of the USD 2011 Notes and the EUR 2011 Notes.  The Early Tender Date and withdrawal rights for the EUR 2011 Notes expired at 4:00p.m., London time, on Thursday, April 29.  The expiration date for the EUR 2011 Notes continues to be 8:00a.m., London time, on Friday, May 14, unless further extended.

ONO Finance announces today that it has extended the Early Tender Date for the USD 2011 Notes.  The Early Tender Date will now expire for holders of USD 2011 Notes at 4:00p.m., London time, on Monday, May 3, 2004, unless further extended.  Holders of USD 2011 Notes that validly tender on or prior to 4:00p.m., London time, on Monday, May 3, 2004 will receive the Early Participation Payment for that series per $1,000 aggregate principal amount of USD 2011 Notes, if the USD 2011 Notes are accepted for purchase.  Withdrawal rights for the EUR 2011 Notes and the USD 2011 Notes expired at 4:00p.m., London time, on Thursday, April 29.  The expiration date for the USD 2011 Notes will now be 8:00a.m., London time, on Tuesday, May 18, unless further extended.

The Early Tender Date and withdrawal rights for the 2010 Notes expired at 4:00p.m., London time, on Thursday, April 29.  ONO Finance will set the Maximum Offer Tender Amount for the 2010 Notes on Monday, May 3, 2004, which amount may be less than the amount of Notes tendered on the Early Tender Date.  The expiration date for the 2010 Notes will now be 8:00a.m., London time, on Tuesday, May 18, unless further extended.  The Proposed Amendments with respect to the 2010 Notes will be effected only if a majority in aggregate principal amount of the 2010 Notes have consented to the Proposed Amendments, and all 2010 Notes tendered on or prior to Tuesday, May 18, 2004, the expiration date, have been accepted for purchase by ONO Finance.

In the event that the amount of 2010 Notes validly tendered and not withdrawn exceeds the Maximum Offer Tender Amount for such Notes, ONO Finance will accept for purchase Notes validly tendered on or prior to the expiration date (whether tendered prior or subsequent to the Early Tender Date) on a pro rata basis from among such tendered Notes (in each case, with appropriate adjustments to avoid purchases of Notes in principal amounts other than integral multiples of €1,000) based on the aggregate principal amount of Notes tendered in that offer.  Any Early Participation Payment will be payable only with respect to any Notes accepted for purchase pursuant to the foregoing procedures and that have been validly tendered and not withdrawn on or prior to the Early Tender Date.

Holders of Notes (other than the USD 2011 Notes) that validly tendered prior to the Early Tender Date of 4:00p.m., London time, on Thursday, April 29, will receive the Early Participation Payment for that series per $1,000 or €1,000 aggregate principal amount of Notes, if the Notes are accepted for purchase.  Holders who did not validly tender their Notes on or before 4:00p.m., London time, on Thursday, April 29 or in the case of the USD 2011 Notes, 4:00p.m., London time, on Monday, May 3, will not receive the Early Participation Payment.

Holders who have tendered Notes are deemed to have consented to certain waivers and proposed amendments to the respective indentures under which the Notes were issued.

Any Notes and the related consents validly tendered on or prior to 4:00p.m., London time, Thursday, April 29, 2004 may not now be withdrawn.  Notes tendered after 4:00p.m., London time, Thursday, April 29, 2004 may not be withdrawn at any time.

The Offers for the USD 2009 Notes, the EUR 2009 Notes and the EUR 2011 Notes are scheduled to expire at 8:00am, London time, on Friday, May 14, 2004, unless extended or earlier terminated. Holders of USD 2009 Notes, EUR 2009 Notes and EUR 2011 Notes who have not yet tendered their Notes may do so at any time prior to 8:00a.m., London time, on Friday, May 14, 2004.

The offers for the USD 2011 Notes and the 2010 Notes are scheduled to expire at 8:00a.m., London time, on Tuesday, May 18, 2004.  Holders who have not yet tendered their Notes may do so at any time prior to 8:00a.m., London time, on Tuesday, May 18, 2004.

The Offers are subject to the satisfaction of certain conditions, including the Finance Condition and General Conditions as described in the Offer to Purchase dated April 16, 2004.  ONO Finance intends to finance the purchase of the Notes through an offering of senior debt securities.  Based on the amounts of Notes tendered as of April 29, 2004, the total cash cost (including any accrued interest and Early Participation Payment amounts) of purchasing the Notes tendered is approximately €325 million (or its equivalent).

The complete terms and conditions of the Offers are set forth in an Offer to Purchase dated April 16, 2004.  Holders are urged to read the Offer to Purchase and the Letter of Transmittal carefully.  Copies of the Offer to Purchase and Letter of Transmittal may be obtained from the Information Agent for the Offer, D.F. King & Co., Inc., at +(1)-800-758-5378 (U.S. toll-free), +(44) 20 7920-9700 (London collect) and +(1)-212-269-5550 (U.S. collect).

Banc of America Securities is serving as the Lead Dealer Manager and Solicitation Agent in connection with the Offer.  BNP Paribas, Deutsche Bank AG London and Morgan Stanley & Co. International Limited are Dealer Managers and Solicitation Agents in connection with the Offer.  Questions regarding the Offer may be directed to Banc of America Securities LLC at +(1)-888-292-0070 (U.S. toll-free) and +(1)-212-847-5834, BNP Paribas at +(44) 20 7595-4860, Deutsche Bank AG London at +(44) 20 7545-9968 and Morgan Stanley & Co. International Limited at +(1)-212-761-2219.

All capitalized terms not defined herein have the meanings ascribed to them in the Offer to Purchase dated April 16, 2004.

This announcement is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of consent with respect to any Notes.  The Offers and the related consent solicitations are being made solely by the Offer to Purchase dated April 16, 2004.